Filed by SilverBox Corp IV
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: SilverBox Corp IV
Commission File No.: 001-42214

FOR IMMEDIATE RELEASE

Parataxis Korea, Inc., formally Bridge Biotherapeutics, Inc. Concludes Special Shareholder Meeting and Closing of Transaction with Parataxis Holdings LLC

SEOUL – August 8, 2025 — Bridge Biotherapeutics, Inc. (“Bridge Bio”, or “the Company”) announced it has concluded the special shareholder meeting as part of the change in controlling shareholder by affiliates of Parataxis Holdings, LLC (“Parataxis”). As part of the change in controlling shareholder, the business has been renamed to Parataxis Korea, Inc. (“Parataxis Korea”) and will pursue its previously announced expansion into becoming a premier BTC treasury company in South Korea.

As part of the shareholder meeting and closing of the Transaction, the Company has announced the following changes:

•	Conclusion of Bridge Bio’s rebranding to Parataxis Korea with the launch of the Company’s new website at parataxis.co.kr

•	Andrew Kim (former Partner at Parataxis Holdings, LLC) has been appointed CEO and Representative Director of Parataxis Korea

•	Appointment of Board of Directors including Edward Chin (Chairman, Inside Director), Andrew Kim (Inside Director and Representative Director), James Lee (Inside Director), Joonkee Hong (Outside Director), Anthony Choi (Outside Director), and Hyun-il Hwang (Statutory Auditor).

“We are thrilled to conclude our special shareholder meeting and formally close the transaction. I’d like to thank our team, board, investors, and partners in crossing this milestone. The market reception to Parataxis Korea’s has been encouraging and we are excited to begin executing on our business plan of building a premier institutional BTC treasury in South Korea.”, said Andrew Kim, Incoming CEO of Parataxis Korea

As part of the transaction close, Parataxis Korea intends to release further information about its business plan and strategy to the public. The Company will also be a sponsor of BTCON Seoul conference in September, an institutional and policy focused conference bringing together global leaders within the Bitcoin ecosystem, in which CEO Andrew Kim will deliver a keynote speech on the South Korean market opportunity for BTC treasury companies.

About Parataxis Korea

Parataxis Korea, Inc. (KOSDAQ: 288330) is a South Korean, public Bitcoin treasury company. As Korea's first institutionally backed Bitcoin treasury company, Parataxis Korea’s leadership is composed of professionals with deep experience across institutional capital markets, digital assets, risk management, and regulatory policy. For more information about Parataxis Korea, please visit the website at www.parataxis.co.kr.

About Parataxis Capital Management and Parataxis Holdings

PCM is a multi-strategy investment management firm focused on the digital asset sector. PCM was founded in 2019 and manages multiple comingled hedge fund vehicles and provides sub-advisory services for institutional allocators, family offices, fund-of-funds and high-net worth individuals. Parataxis Holdings is an affiliate of PCM focused on BTC treasury and other digital asset investment opportunities. Both firms are service-disabled veteran-owned small businesses with headquarters in New York City.

Media Contacts:

Parataxis: ir@parataxis.co.kr

Bridge Bio: comm@bridgebiorx.com

KPR: river@kpr.co.kr

IMPORTANT INFORMATION

General

This communication is being made in respect of the proposed business combination (the “Business Combination”) among SilverBox Corp IV (“SBXD”), Parataxis Holdings LLC (“Parataxis Holdings” or the “Company”), and Parataxis Holdings Inc., a newly formed holding company that will become the publicly listed company (“PubCo”, and together with SBXD and the Company, the “Parties”). The information contained herein does not purport to be all-inclusive and none of SBXD, the Company or their respective affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this communication.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This communication shall also not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any securities, nor shall there be any sale of securities in any states or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. You should not construe the contents of this communication as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this communication, you confirm that you are not relying upon the information contained herein to make any decision.

Additional Information and Where to Find It

PubCo, the Company and SBXD intend to file with the Securities and Exchange Commission (“SEC”) the registration statement on Form S-4 (as amended or supplemented from time to time, the “Registration Statement”), which will include a preliminary proxy statement of SBXD and a prospectus of PubCo (the “Proxy Statement/Prospectus”) in connection with the Transactions (as defined below). The definitive proxy statement and other relevant documents will be mailed to shareholders of SBXD as of a record date to be established for voting on the Transactions and other matters as described in the Proxy Statement/Prospectus. SBXD, the Company and/or PubCo will also file other documents regarding the Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SBXD AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SBXD’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SBXD, THE COMPANY, PUBCO AND THE TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SBXD and PubCo, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: SilverBox Corp IV, 8701 Bee Cave Road, Austin, TX 78746, or upon written request to PubCo, via email at info@sbcap.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS CURRENT REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

SBXD, the Company, PubCo and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from SBXD’s shareholders in connection with the Transactions. A list of the names of such persons, and information regarding their interests in the Transactions and their ownership of SBXD’s securities are, or will be, contained in SBXD’s filings with the SEC, including SBXD’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 13, 2025 (“SBXD Annual Report”) and SBXD’s Quarterly Report on Form 10-Q for the period ended March 31, 2025, filed with the SEC on May 13, 2025. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SBXD’s shareholders in connection with the Transactions, including the names and interests of PubCo’s directors and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by PubCo, the Company and SBXD with the SEC. Investors and security holders may obtain free copies of these documents as described above.

Forward Looking Information

This communication (and any oral statements regarding the subject matter of this communication) contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Parties and the transactions contemplated in the Business Combination Agreement (collectively, the “Transactions”). The expectations, estimates, and projections of the businesses of the Company and SBXD may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, future performance and anticipated financial impacts of the Transactions, the satisfaction of the closing conditions to the Transactions, and the timing of the completion of the Transactions. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of the Company, PubCo and SBXD and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the Transactions not being completed in a timely manner or at all, which may adversely affect the price of SBXD’s securities; (2) the Transactions not being completed by SBXD’s business combination deadline; (3) the failure by the parties to satisfy the conditions to the consummation of the Transactions, including the approval of SBXD’s shareholders; (4) failure to realize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of PubCo to grow and manage growth profitably and retain its key employees, and the demand in South Korea for digital assets; (5) the level of redemptions of SBXD’s public shareholders which will reduce the amount of funds available for PubCo to execute on its business strategies and may make it difficult to obtain or maintain the listing or trading of PubCo Stock on a major securities exchange; (6) the failure of PubCo to obtain or maintain the listing of its securities on any securities exchange after closing of the Transactions; (7) costs related to the Transactions and as a result of becoming a public company that may be higher than currently anticipated; (8) changes in business, market, financial, political and regulatory conditions; (9) PubCo’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin and the demand for digitals assets in Korea; (10) PubCo’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease between the signing of the definitive documents for the Transactions and the closing of the Transactions or at any time after the closing of the Transactions; (11) increased competition in the industries in which PubCo will operate; (12) significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; (13) treatment of crypto assets for U.S. and foreign tax purposes; (14) after consummation of the Transactions, PubCo experiences difficulties managing its growth and expanding operations; (15) challenges in implementing PubCo’s business plan due to operational challenges, significant competition and regulation; (16) being considered to be a “shell company” by the securities exchange on which PubCo Stock will be listed or by the SEC, which may impact the ability to list PubCo Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against PubCo, the Company, SBXD or others following announcement of the Transactions; (18) trading price and volume of PubCo Stock may be volatile following the Transactions and an active trading market may not develop; (19) PubCo stockholders may experience dilution in the future due to the exercise of a significant number of existing warrants and any future issuances of equity securities in PubCo; (20) investors may experience immediate and material dilution upon Closing as a result of the SBXD Class B ordinary shares held by the sponsor of SBXD (the “Sponsor”), since the value of the SBXD Class B ordinary shares is likely to be substantially higher than the nominal price paid for them, even if the trading price of PubCo Stock at such time is substantially less than the price per share paid by investors; (21) conflicts of interest that may arise from investment and transaction opportunities involving PubCo, the Company, its affiliates and other investors and clients; (22) legal, regulatory, political, currency, and economic risks specific to South Korea, including risks related to geopolitical tensions in the region; (23) risks related to, and potential loss of the entire investment in, the Company’s potential investment in a single KOSDAQ-listed company; (24) Bitcoin trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes; (25) the custody of PubCo’s Bitcoin, including the loss or destruction of private keys required to access its Bitcoin and cyberattacks or other data loss relating to its Bitcoin, which could cause PubCo to lose some or all of its Bitcoin; (26) a security breach or cyber-attack and unauthorized parties obtain access to PubCo’s Bitcoin assets, PubCo may lose some or all of its Bitcoin temporarily or permanently and its financial condition and results of operations could be materially adversely affected; (27) the emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the price of Bitcoin and adversely affect PubCo’s business; (28) potential regulatory change reclassifying Bitcoin as a security could lead to the PubCo’s classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of Bitcoin and the market price of PubCo listed securities; (29) it is not possible to predict the amount of PubCo Stock sold under the standby equity purchase agreement (“SEPA”) or the gross proceeds resulting from such sales, that sales under the SEPA will cause dilution to existing PubCo shareholders, PubCo may spend any proceeds under the SEPA in ways that may not generate a significant return; and (30) other risks and uncertainties included in (x) the “Risk Factors” sections of the SBXD Annual Report and (y) other documents filed or to be filed with or furnished or to be furnished to the SEC by PubCo and SBXD. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company, PubCo and SBXD do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law. Past performance by the Company’s, PubCo’s or SBXD’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of the Company’s, PubCo’s or SBXD’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that the Company, PubCo or SBXD will, or are likely to, generate going forward.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their respective representatives assumes any obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their respective representatives gives any assurance that any of SBXD, PubCo or the Company will achieve its expectations. The inclusion of any statement in this presentation does not constitute an admission by SBXD, the Company or PubCo or any other person that the events or circumstances described in such statement are material.